Exhibit 99.1

Codere among the 100 most valuable brands in Spain

Madrid, Spain, June 3, 2022 (GLOBE NEWSWIRE) – Codere Online Luxembourg, S.A. (Nasdaq: CDRO / CDROW) (the “Company” or “Codere Online”) a leading online gaming operator in Spain and Latin America, today announced that the Codere brand1 has been ranked 61st among the 100 most valuable and strongest in the ‘Brand Finance Spain 2022’ ranking.

This ranking, in which the Codere brand has been consistently included since 2010, determines the value a company would be willing to pay to license its brand as if it did not own it, by estimating the future revenue attributable to a brand and calculating a royalty rate that would be charged for its use.

For Alberto Telías, Chief Marketing Officer of Codere Online “this ranking is a fantastic thermometer to measure the progress of the Codere brand, which in our case is driven by our omnichannel offer, innovation in products and services, our sports sponsorships with leading teams and our commitment to responsible gaming”.

Mr. Telías further added, “to be included in this ranking again this year, improving Codere’s position from 2021, despite the limitations that Codere Online had due to the Covid pandemic and the advertising and promotional restrictions in Spain, is quite remarkable and proves Codere’s brand building efforts are yielding the right results, with a strong, resilient and highly valued brand to which our customers feel a strong connection.”

Codere Online started operations in Spain in 2014. Spain is both our largest market and the first one in which the Company has generated a positive EBITDA, setting out a path to profitability that the Company will be seeking to replicate across its high-growth Latin American markets.

About Codere Online

Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile application. Codere currently operates in its core markets of Spain, Italy, Mexico, Colombia, Panama and the City of Buenos Aires (Argentina). Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence in the region.

About Codere Group

Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

Contacts:

Investors and Media

Guillermo Lancha

Director, Investor Relations and Communications

Guillermo.Lancha@codere.com

(+34)-628-928-152

1 Pursuant to the terms of a relationship and license agreement, Codere Group granted Codere Online a license to use certain “Codere” trademarks.

Forward-Looking Statements

Certain statements in this document may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding Codere Online Luxembourg, S.A. and its subsidiaries (collectively, “Codere Online”) or Codere Online’s or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this document may include, for example, statements about Codere Online’s financial performance and, in particular, the potential evolution and distribution of its net gaming revenue; any prospective and illustrative financial information; and changes in Codere Online’s strategy, future operations and target addressable market, financial position, estimated revenues and losses, projected costs, prospects and plans.

These forward-looking statements are based on information available as of the date of this document and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Codere Online’s or its management team’s views as of any subsequent date, and Codere Online does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Some factors that could cause actual results to differ include (i) changes in applicable laws or regulations, including online gaming, privacy, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information, (ii) the impacts and ongoing uncertainties created by the COVID-19 pandemic, regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war, (iii) the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities, (iv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates, (v) the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so, (vi) the risk that Codere Online may never achieve or sustain profitability, (vii) the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (viii) the risk that Codere Online experiences difficulties in managing its growth and expanding operations, (ix) the risk that third-party providers, including the Codere Group, are not able to fully and timely meet their obligations, (x) the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all, (xi) the risk that Codere Online is unable to secure or protect its intellectual property, and (xii) the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors. Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the U.S. Securities and Exchange Commission (the “SEC”). All subsequent written and oral forward-looking statements concerning Codere Online or other matters and attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Trademarks

This document may contain trademarks, service marks, trade names and copyrights of Codere Online or other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this document may be listed without the TM, SM, © or ® symbols, but Codere Online will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.